UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Neighborcare, Inc.

(Name of Issuer)

Common Stock, par value $.02 per share

(Title of Class of Securities)

64015Y104

(CUSIP Number)
Patrick H. Daugherty, Esq.
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 1300
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64015Y104	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Highland Capital Management, L.P., a Delaware limited partnership
75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
		88,497

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
		0

PERSON	10	SHARED DISPOSITIVE POWER
WITH
		88,497

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,571,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.61%

14	TYPE OF REPORTING PERSON

PN

CUSIP No. 64015Y104	Page 3 of 12

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES
		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
		1,560,512

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
		0

PERSON	10	SHARED DISPOSITIVE POWER
WITH
		1,560,512

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,571,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.61%

14	TYPE OF REPORTING PERSON

PN

CUSIP No. 64015Y104	Page 4 of 12

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Prospect Street High Income Portfolio Inc., a Maryland corporation
04-3028343

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF	7	SOLE VOTING POWER
SHARES
		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
		264,656

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
		0

PERSON	10	SHARED DISPOSITIVE POWER
WITH
		264,656

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,571,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.61%

14	TYPE OF REPORTING PERSON

CO

CUSIP No. 64015Y104	Page 5 of 12

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

PCMG Trading Partners XXIII LP
56-21575855

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
		41,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
		0

PERSON	10	SHARED DISPOSITIVE POWER
WITH
		41.100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,571,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.61%

14	TYPE OF REPORTING PERSON

PN

CUSIP No. 64015Y104	Page 6 of 12

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hartford Secured Loan Trust
06-1547760

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
		175,824

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
		0

PERSON	10	SHARED DISPOSITIVE POWER
WITH
		175,824

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,571,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.61%

14	TYPE OF REPORTING PERSON

CUSIP No. 64015Y104	Page 7 of 12

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Highland Equity Focus Fund, L.P.
46-0491961

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
		2,440,434

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
		0

PERSON	10	SHARED DISPOSITIVE POWER
WITH
		2,440,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,571,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.61%

14	TYPE OF REPORTING PERSON

PN

CUSIP No. 64015Y104	Page 8 of 12

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

James Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF	7	SOLE VOTING POWER
SHARES
		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
		4,358,973

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
		0

PERSON	10	SHARED DISPOSITIVE POWER
WITH
		4,358,973

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,358,973

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.61%

14	TYPE OF REPORTING PERSON

IN

     This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on October 2, 2001, as amended by Amendment No. 1 to the Schedule 13D filed on April 5, 2002 and by Amendment No. 2 filed on January 7, 2004. This statement is being filed by Highland Capital Management, L.P., (“Highland Capital”), Highland Crusader Offshore Partners, L.P., (“Crusader”), Prospect Street High Income Portfolio Inc., (“Prospect”), Hartford Secured Loan Trust, (“Hartford”), Highland Equity Focus Fund, L.P., (“Equity Focus Fund”), and James Dondero by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D and Amendment No. 1 and No. 2 to the Schedule 13D previously filed with the Securities and Exchange Commission.

Item 5. Interest in Securities of the Issuer.

     Item 5 is amended in its entirety by substituting the following:

     (a) The Reporting Person may be deemed to beneficially own in the aggregate 4,571,023 shares of Common Stock, representing 10.61% or the outstanding shares of Common Stock (based on 43,093,682 shares of Common Stock reported as outstanding on Form 10K/A filed by the Issuer on December 29, 2003).

     (b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power

Highland Capital Management, L.P.	0	88,497 (1)	0	88,497 (1)
Highland Crusader Offshore Partners, L.P.	0	1,404,120	0	1,404,120
Prospect Street High Income Portfolio Inc.	0	263,577	0	263,577
Hartford Secured Loan Trust	0	173,745	0	173,745
Highland Equity Focus Fund, L.P.	0	2,387,934	0	2,387,934
PCMG Trading Partners XXIII LP	0	41,100	0	41,100
James Dondero (2)	0	4,571,023	0	4,571,023

     Highland Capital, and Dondero are deemed to beneficially own 4,571,023 shares of Common Stock, representing 10.61% of the Issuer’s outstanding Common Stock. The Common Stock deemed to be beneficially owned by Highland Capital, and Dondero includes all the Common Stock held by the Reporting Persons.

(1) Includes 41,537 shares of Common Stock beneficially and directly owned by Highland Capital, and 46,960 Options. The Options were granted under the Issuer’s 2001 Stock Option Plan to Mr. Dondero, President of Highland Capital, who is a member of the board of directors of the Issuer appointed pursuant to the Plan. Mr. Dondero and Highland Capital have an understanding pursuant to which Mr. Dondero holds the Options for the benefit of Highland Capital.

(2) Because of the relationships described herein, Mr. Dondero may be deemed the indirect beneficial owner of the shares owned by Highland Capital, Crusader, Prospect, Hartford, Equity Focus Fund and PCMG. Mr. Dondero disclaims beneficial ownership of all such shares.

     (c) Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Filing Persons, or to their knowledge, any of the persons list on Exhibit I, hereto, since the Amendment No. 2 to Schedule 13D filed on January 12, 2004.

On December 22, 2003, Neighborcare, Inc., (the “Company”) filed an 8-K announcing that it exercised its right to convert all of its outstanding Series A Convertible Preferred Stock into Common Stock of the Company. The conversion was deemed effective as of December 16, 2003. Accordingly, all Preferred

Stock was converted into 306,109 shares of Common Stock. The amount of Common Stock received as a result of the conversion was:

Highland Crusader Offshore Partners, L.P.	262,664
Prospect Street High Income Portfolio Inc.	24,882
Hartford Secured Loan Trust	18,563

306,109

Highland Crusader Offshore Partners, L.P. acquired 645,000 shares in the open market on the following dates and at the following prices:

	Date of Purchase	Price Per Share	Shares Purchased

Highland Crusader Offshore Partners, L.P.	12/23/2003	19.000	75,000
Highland Crusader Offshore Partners, L.P.	12/24/2003	18.850	20,000
Highland Crusader Offshore Partners, L.P.	12/26/2003	18.850	50,000
Highland Crusader Offshore Partners, L.P.	1/23/2004	23.000	500,000

Highland Equity Focus Fund, L.P. acquired 52,500 shares in the open market on the following dates and at the following prices:

	Date of Purchase	Price Per Share	Shares Purchased

Highland Equity Focus Fund, L.P.	12/15/2003	19.774	52,500

Item 7. Material to be Filed as Exhibits.

     Item 7 is hereby amended as follows:

     Exhibit 1. Joint Filing Agreement, dated as of January 29, 2004, entered into by and among Highland Capital, Crusader, Prospect, Equity Focus Fund, Hartford, PCMG and Mr. Dondero.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 29, 2004

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/James Dondero

	Name: Title:	James Dondero President

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By:	Highland Capital Management, L.P., its general partner
By:	Strand Advisors, Inc., its general partner

	By:	/s/James Dondero

	Name: Title:	James Dondero President

PROSPECT STREET HIGH INCOME PORTFOLIO INC.

By:		/s/James Dondero

Name:	James Dondero
Title:	President

PCMG TRADING PARTNERS XXIII LP

By:	Strand Advisors III, Inc., its general partner

	By:	/s/James Dondero

	Name: Title:	James Dondero President

/s/James Dondero JAMES DONDERO

APPENDIX 1

Appendix 1 is hereby amended as follows:

     The name of each director and officer of Prospect Street High Income Portfolio, Inc., Strand Advisors, Inc. and Strand Advisors III, Inc. is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240, unless otherwise noted. Each person is a citizen of the United States of America unless otherwise noted. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)

Prospect Street High Income Portfolio, Inc.

James Dondero, Director	President
Mark Okada	Executive Vice President
R. Joseph Daugherty	Senior Vice President
M. Jason Blackburn	Secretary and Treasurer
Timothy Hui, Director	Director of Learning Resources of the Pennsylvania Biblical University, 48 Willow Green Drive, Churchville, PA 18966.
Scott Kavanaugh, Director	Director, Executive Vice President and Treasurer of Commercial Capital, One Venture, Ste. 300, E. Irvine, CA 92618.
James Leary, Director	Managing Director of Benefit Capital, 2006 Peakwood Drive, Garland, Texas 75044.
Bryan Ward, Director	Special Projects Advisor and Information Technology Consultant for Accenture, 3625 Rosedale, Dallas, Texas 75205.
Strand Advisors, Inc.

James Dondero, Director	President
Mark Okada	Executive Vice President

Strand Advisors III, Inc.

James Dondero, Director	President
Mark Okada	Executive Vice President

EXHIBITS

     Exhibit 1. Joint Filing Agreement, dated as of January 29, 2004, entered into by and among Highland Capital, Crusader, Prospect, PCMG and Mr. Dondero.